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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Home Inns & Hotels Management Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G6647N108
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS James Jianzhang Liang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		3,954,750 ordinary shares which consists of (i) 3,915,750 shares held directly by Chung Lau and (ii) 39,000 shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days of December 31, 2008. Chung Lau may also be deemed to have sole voting power with respect to 3,915,750 shares held directly by herself. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,954,750 ordinary shares which consists of (i) 3,915,750 shares held directly by Chung Lau and (ii) 39,000 shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days of December 31, 2008. Chung Lau may also be deemed to have sole dispositive power with respect to 3,915,750 shares held directly by herself. (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,954,750 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Chung Lau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		3,915,750 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,915,750 shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,915,750 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%

12	TYPE OF REPORTING PERSON

IN

ITEM 1(a). NAME OF ISSUER:
Home Inns & Hotels Management Inc.
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
Lane No. 421, Chang Ping Road, Jing An District
Shanghai 200041
People’s Republic of China
ITEM 2(a). NAME OF PERSON FILING:
James Jianzhang Liang
Chung Lau
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
James Jianzhang Liang
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 2000335, People’s Republic of China
Chung Lau
c/o James Jianzhang Liang
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 2000335, People’s Republic of China
ITEM 2(c) CITIZENSHIP:
James Jianzhang Liang is a citizen of the United States.
Chung Lau is a citizen of Hong Kong.
ITEM 2(d). TITLE OF CLASS OF SECURITIES:
Ordinary Shares
ITEM 2(e). CUSIP NUMBER:
G6647N108
ITEM 3. Not Applicable

ITEM 4. OWNERSHIP:
The following information with respect to the ownership of the ordinary shares of the issuer is provided as of December 31, 2008:
Chung Lau is the record owner of 3,915,750 shares. James Jianzhang Liang does not directly hold any ordinary shares and has right to acquire 39,000 ordinary shares upon exercise of options within 60 days after the date of December 31, 2008. James Jianzhang Liang and Chung Lau are husband and wife, and James Jianzhang Liang may be deemed to share beneficial ownership of the 3,915,750 ordinary shares held by Chung Lau. James Jianzhang Liang expressly disclaims such beneficial ownership of the 3,915,750 ordinary shares held by Chung Lau.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable
ITEM 9. NOTICE OF DISSOLUTION OF GROUP:
Not applicable
ITEM 10. CERTIFICATION:
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2009

James Jianzhang Liang	/s/ James Jianzhang Liang
James Jianzhang Liang

Chung Lau	/s/ Chung Lau
Chung Lau

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement